SOCIAL REALITY, INC.

January 19, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Social Reality, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 31, 2017

Form 10-Q for the Quarter Ended September 30, 2017

Filed November 14, 2017

File No.001-37916

Registration Statement on Form S-3

Filed December 8, 2017

File No. 333-221970

Form 10-Q for the Quarter Ended September 30, 2017

Filed November 14, 2017

File No.001-37916

Dear Ladies and Gentlemen:

We are submitting this letter in response to your comments dated January 5, 2018 and January 10, 2018, with regard to the above referenced filings of Social Reality, Inc. (“Company”). This response will follow the lineal order of your letters and each specific area addressed, utilizing the text of your letters as the primary guides:

Registration Statement on Form S-3 filed December 8, 2017

Form 10-Q for the Quarter Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 28

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We note your Form 8-Ks furnished between September 25, 2017 and December 14, 2017 describe an upcoming initial coin offering (ICO) of BIGtoken cryptocurrency; however, the extent and timing of such an offering is unclear. The BIGtoken.com project appears to be a material event and uncertainty that could cause reported financial information to not be indicative of future operating results or future financial condition. We also note that your November 28, 2017 Form 8-K announced your intention to pay a one-time cryptocurrency dividend to all shareholders as a part of your ICO. Please refer to Item 303(A) of Regulation S-K and provide us with more details about this material event and uncertainty. Specifically, please tell us the following in your response:

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your planned timing for the initial coin offering;

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the working capital needs you anticipate that the BigToken.com project and ICO will require over the next 12 months;

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how you plan to fund those working capital needs; and

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how you expect the ICO and BIGtoken.com project to impact your financial statements for the next 12 months.

SOCIAL REALITY, INC.

Response:

The Company is currently in the process of completing the formation of a wholly owned subsidiary which will consist of the BIGToken.com project (“Subsidiary”). We anticipate that the formation of the Subsidiary, along with the legal transfer of the intellectual property which has been developed to support the BIGtoken.com project will be completed by the end of February 2018. We have also retained the Company’s current auditors to audit the Subsidiary. Initial funding for the Subsidiary is anticipated to come from a private placement of its securities which is currently anticipated to be in the form of secured convertible debentures. We have entered into discussions with a number of investment banks as well as the Company’s current institutional investors with regard to a private placement of the Subsidiary’s secured convertible debentures with the proceeds of such offering to be used to accelerate development of the BIGtoken.com project as well as to provide general working capital to the Subsidiary. As of the date hereof, the Company has not selected an investment banker for the transaction or entered into any agreements with potential investors. Assuming the Subsidiary can complete the private placement, we would seek to file a registration statement on Form S-1 on a confidential basis with the Securities Exchange Commission (“SEC”). The securities being registered would consist of the Subsidiary’s non-voting preferred stock that would share in the revenues of the BIGtoken.com project. The preferred stock would have both an analog version and a digital version. The analog version will trade on a traditional exchange per the Subsidiary meeting the exchange’s listing standards, while the digital version will trade on an alternative trading system. Each of the analog and digital preferred will have the same economic rights. The timing of the registered offering of the preferred stock would be contingent upon our registration statement becoming effective. The shares being registered in the offering will be distributed in connection with a capital raise as well as to users of the BIGToken.com platform that provide the project with their personal information for use on the BIGToken.com platform. The Company has already been in discussions with NASDAQ regarding the listing of the analog preferred stock described above in the event that the Subsidiary is able to meet the NASDAQ’s listing requirements. We currently anticipate that this offering would be completed in the third quarter of 2018.

Additionally, as disclosed in the Company’s press releases and consistent with the Staff’s guidance, and specifically Staff Legal Bulletin No. 4 (“Bulletin”) dated September 16, 1997, the anticipated spin-off of the Subsidiary’s preferred shares to the Company’s current shareholders would require the securities being distributed to the Company’s current shareholders to be registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), for information purposes, but that such distribution would not constitute a “sale.” Accordingly, as disclosed in the Company’s press release, the securities will be registered with the SEC, which shall be registered pursuant to either Form 10 or 8-A. The Company anticipates such registration would occur shortly after the Company’s registration on Form S-1 is declared effective.

Based upon the Company’s financial model, the Subsidiary will require approximately $5 million through the end of 2018 and an additional $15 million through the end of 2019 until the subsidiary is self-funding. These costs also include the costs associated with the Subsidiary’s Exchange Act filings as well as the preparation and filing of the initial registration statement. We anticipate that the working capital needs of the Subsidiary will be provided through the sale of the Subsidiary’s securities, including the digital version of the preferred stock.

SOCIAL REALITY, INC.

It is anticipated that the Subsidiary will be financed independently from the Company, and accordingly, we do not foresee a material impact to the Company’s financial position. To date, all administrative and technical services in connection with the BIG Token project have been undertaken by the Company’s personnel. During the 3rd and 4th quarter of 2017, the Company does not view the cost of these services as material. Commencing January 1, 2018, the Company has begun to segregate costs and expenses associated with the BIG Token project. Notwithstanding, if the Subsidiary is not able to secure financing in the near term, the Company does not believe that the incremental cost to the Company would be material as a substantial portion of the Subsidiary’s capital requirements would be duplicative to those already being incurred by the Company. These duplicative costs include, but are not limited to payment of employees / executives, leasing of office space and general administrative costs.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned or Raul Silvestre, our counsel, at 818.597.7552 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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